FORM 3 (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INITIAL STATEMENT OF
BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(F) of the Investment Company Act of 1940	OMB APPROVAL OMB Number: 3235-0104 Expires: December 31, 2001 Estimated average burden hours per response .... 0.5

1.	Name and Address of Reporting Person*			2.	Date of Event Requiring Statement (Month/Day/Year)	4.	Issuer Name and Ticker or Trading Symbol
The Paramount Trust and Rafiah Kashmiri					1/31/02	Options Talent Group/OTTG

	(Last)	(First)	(Middle)	3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5.	Relationship of Reporting Person(s) to Issuer (Check all applicable)	6.	If Amendment, Date of Original (Month/Day/Year)
16650 Royal Palm Drive						Director	X 10% Owner	n/a
(Street)						Officer (give title below)	Other (specify below)
Groveland		Florida	34736					7.	Individual or Joint/Group Filing
									(Check Applicable Line)
	(City)	(State)	(Zip)						Form filed by One Reporting Person X Form filed by More than One Reporting Person

Table I — Non-Derivative Securities Beneficially Owned

1.	Title of Security (Instr. 4)	2.	Amount of Securities Beneficially Owned (Instr. 4)	3.	Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4.	Nature of Indirect Beneficial Ownership (Instr. 5)

Common Stock		5,378,788		D (Paramount Trust) and I (Ms. Kashmiri)		By Paramount Trust, Rafiah Kashmiri Trustee

Reminder: Report on a separate line for each class of securities benefically owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

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FORM 3 (Continued)	Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 4)	2.	Date Exercisable and Expiration Date (Month/Day/Year)		3.	Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4.	Conversion or Exercise Price of Derivative Security	5.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6.	Nature of Indirect Beneficial Ownership (Instr. 5)

			Date Exercisable	Expiration Date		Title	Amount or Number of Shares

Series C Convertible Preferred Stock		Immediately		none		Common Stock	63,636,360	none		D (Paramount Trust) and I (Ms. Kashmiri)		By Paramount Trust, Rafiah Kashmiri Trustee

Explanation of Responses:

Options Talent Group/OTTG

/s/ Rafiah Kashmiri, as Trustee and for herself	October 7, 2002
**Signature of Reporting Person	Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:
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